Exhibit 4(b)(xi)

27 July 2009

Sir Winfried Bischoff
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Dear Sir Win

LLOYDS BANKING GROUP (“the Company”)

I am delighted that the directors have confirmed your appointment to the board of the Company as Chairman. The appointment will be effective from 15 September 2009 on the terms set out below.

All directors of the Company also serve on the Board of Lloyds TSB Bank plc, HBOS plc and Bank of Scotland plc (together “the principal subsidiaries”). You will therefore also be appointed to the board of each of the principal subsidiaries in the capacity of Chairman. The boards generally meet simultaneously.

Appointment

Your appointment is subject to the articles of association of the Company from time to time in force and the provisions of the Companies Act 2006.

Continuation of your appointment is contingent upon satisfactory performance, election by shareholders at the Company’s Annual General Meeting in 2010 and re-election as a director at subsequent Annual General Meetings as required by the Company’s articles of association and codes to which the Company subscribes, in particular, the Combined Code on Corporate Governance issued by the Financial Reporting Council. If you are not elected or re-elected by the shareholders your appointment shall terminate automatically with immediate effect and without compensation.

The Company may terminate your appointment and this agreement at any time without compensation, subject to six month’s written notice. If you wish to terminate your appointment and this agreement, you must give the Company six months’ written notice. If, following termination of your appointment, you do not resign from the board of the Company, and the boards of the principal subsidiaries, having been requested to do so, the Company will be appointed s your attorney to effect your resignation. By countersigning this letter, you irrevocably appoint the Company as your attorney to act on your behalf to execute any document or to do anything in your name necessary to effect your resignation in accordance with this letter. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this paragraph, a certificate in writing (signed by any director or the Secretary of the Company) will be sufficient to prove that the act (or thing) falls within that authority.

Board Committees

As Chairman you will chair the Company’s Chairman’s Committee and Nominations Committee. You will also be a member of the Remuneration Committee. You will not be a member of any other committees of the board unless the board resolves otherwise.

Time Commitment

It is a condition of your appointment that the role of Chairman of the Company is your primary role. The agreement of the board should be sought before accepting additional commitments that might materially affect the time you are able to devote to your role.

On appointment you will be required to relinquish any other roles that compete or conflict with the Company’s business, e.g. Prudential, or which will affect your ability to meet the time commitment indicated below. You should discuss and agree with the Deputy Chairman your proposals in this regard prior to taking up the appointment.

As Chairman you will be required to devote such time as is necessary to ensure the effective execution of your role and responsibilities. This is expected to be 3-4 days a week but may be full time on occasion. By accepting this appointment, you confirm that you are able to allocate sufficient time to meet the expectations of your role to the satisfaction of the board.

Role and duties

Your duties will be those normally required of a non-executive director. Non-executive directors have the same legal responsibilities as any other director. The board as a whole is collectively responsible for promoting the success of the Company by directing and supervising the Company’s affairs. The key responsibilities of the Chairman are set out in schedule 1 to this letter.

As you are aware, the Financial Services Authority (FSA) has cleared you application for approved person/directorship status. Directors must inform the FSA of any significant changes in their personal circumstances which may have an impact on their status as approved persons/directors.

Status of Appointment

Upon appointment as Chairman you will become an employee of the Company. This letter sets out the only consideration you will receive for performing your duties. Accordingly, no other remuneration or benefits will be provided and, in particular, you will not participate in any of the Company’s senior executive incentive plans or pension schemes. For the avoidance of doubt if there is any conflict between this letter and the terms of any staff handbook or staff manual issued to you, the terms of this letter will prevail.

Fees and Expenses

In consideration of your appointment as Chairman the Company will pay you a fee at the rate of £700,000 per annum (“annual fees”) and provide the following benefits:

  Life cover providing for a payment equal to four times your annual fees in the event of your death during the term of this agreement provided you comply with any eligibility requirements or other conditions from time to time set by the Company.
  A cash allowance of £1,000 payable each month (£12,000) per annum) in lieu of a company car.
  Membership of the Company’s medical plan subject to the rules of the plan from time to time, including eligibility rules. You will also be entitled to receive an executive confidential annual medical screening.
  Secretarial services and the services of a Company driver.

You will be responsible for the payment of any tax in relation to the provisions of these benefits.

Your fees are inclusive of all services performed by you for any member of the Lloyds Banking Group. In this letter “Lloyds Banking Group” means the Company and its subsidiaries (as defined by section 1159 Companies Act 2006).

You will also be expected to maintain a bank account with a subsidiary of Lloyds Banking Group into which your fees shall be paid.

These fees will accrue on a daily basis and be payable monthly in arrears less any tax and national insurance contributions the Company is obliged to pay. These fees will be subject to an annual review by the Remuneration Committee of the Company.

If for any reason related to illness, disability or injury, you are unable to carry out your duties, payment of any fees during the period of incapacity will be at the discretion of the Remuneration Committee, after the first 3 months of incapacity.

Outside Interests

It is accepted and acknowledged that you have business interests other than those of the Company. As a condition of your appointment commencing you are required to declare any such directorships, appointments and interests to the board in writing. If you take on any additional business interests or become aware of any potential conflicts of interest, these must be disclosed to the board as soon as they arise or become known to you. If at any time you are considering acquiring any new interest which might give rise to a conflict of interest with the Company you must first discuss the matter with the Deputy Chairman and obtain a resolution of the board authorising such acquisition. Regardless of any approval given in relation to outside interests, it is your responsibility to ensure that you can meet the time commitment required by the role.

Confidentiality

You will not use or disclose to any person, firm or organisation (except as required by law or to carry out your duties under this letter) any trade secrets, know-how, business information or other private or confidential information relating to the business, finances or affairs of the Company, or any customer of the Company or any information provided on the basis that it is confidential. You will use your best endeavours to prevent the unauthorised use or disclosure of any such information. This restriction will continue to apply after your appointment ends without limit in time but will not apply to information which becomes public, unless through unauthorised disclosure by you. After your appointment ends you will return all documents and information (whether written, visual or electronic) under your control which belong to the Company or any member of the Lloyds Banking Group. Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price sensitive information. Consequently you should avoid making any statements that might risk a breach of these requirements. The Company Secretary can provide or obtain advice in relation to these matters.

Induction

Following appointment, the Company will provide a tailored induction programme.

Review Process

The performance of individual directors and the whole board and its committees is evaluated annually. If, at any time, there are any matters which cause you concern about your role you should discuss them with the Deputy Chairman as soon as is appropriate.

Directors’ Liability Indemnity and Insurance

You will have the benefit of any indemnity for directors contained in the articles of association of the Company and of any directors’ and officers’ insurance cover maintained from time to time by the Company (but this shall not oblige the Company to maintain any such cover either at all, or on current terms.

Independent Professional Advice

Occasions may arise when you consider that you need professional advice in the furtherance of your duties as a director and it will be appropriate for you to consult independent advisers at the Company’s expense. A copy of the board’s procedure under which directors may obtain such independent advice is set out in schedule 2 to this letter. The Company will reimburse the full cost of the expenditure incurred in accordance with the Company’s policy.

Disclosure and Dealings in Shares

The Company may be required by a rule of law or regulation of a competent authority or provisions of a code to include in its annual accounts a note of any material interest that a director may have in a transaction or arrangement that the Company has entered into. You must disclose such interest no later than when the transaction or arrangement comes up at a board meeting so that the minutes may record your interest appropriately and our records are updated. A general notice that you are interested in any contracts with a particular person, firm or Company is acceptable.

During the continuation of your appointment you will be expected to comply (and to procure that your spouse and connected persons comply) where relevant with any rule of law or regulation of any competent authority or of the Company from time to time in force in relation to dealings in shares, debentures and other securities of the Company and the unpublished price sensitive information affecting the shares, debentures and other securities of the Company.

Details of the procedure for dealing in shares, together with explanatory notes on the code of market conduct/model code, will be sent to you by our Group Compliance Director.

Shareholdings

Directors are encouraged to hold shares in the Company. Unless you already have a shareholding, you may wish to buy some, so that the shareholding appears in the report and accounts at the end of the year, confirming that you have a stake in the Company. You may elect to receive all or part of your monthly fees in shares. in the event that you wish to do so, you should advise the Head of Executive Remuneration who will make the necessary arrangements. Any shares purchased for you in this way will be subject to a share purchase agreement providing for purchase on a set date each month at the prevailing market price at the time.

Any tax arsing from the increase in value of these shares will be for your own account.

I hope that you will not hesitate to contact me if I can be of assistance with respect to any matters that arise during the term of your appointment.

Please acknowledge receipt and acceptance of the above terms by signing and returning the enclosed copy of this letter.

Harry Baines
Company Secretary and General Counsel
Lloyds Banking Group plc

I refer to the letter dated 27 July 2009, of which is a copy and agree its terms

Countersigned

Date

Schedule 1: Responsibilities of Chairman

As Chairman, you will be responsible for leadership of the board, and ensuring the board’s effectiveness in all aspects of the role. This will include:

  Running the board and setting its agenda. The agenda should take full account of the issues and the concerns of all the board members. The agenda should be forward looking and concentrate on strategic matters rather than formulaic approvals of proposals which can be the subject of appropriate delegated powers to management;
  Ensuring that members of the board receive accurate, timely and clear information, in particular about the Company’s performance, to enable the board to take sound decisions, monitor effectively and provide advice to promote the success of the Company;
  Ensuring effective communication with, and chairing meetings of shareholders and ensuring that the members of the board develop an understanding of the views of the major investors;
  Managing the board to ensure that sufficient time is allowed for discussion of complex or contentious issues, where appropriate, arranging for informal meetings beforehand to enable thorough preparation for the board discussion. It is particularly important that directors have sufficient time to consider critical issues and are not faced with unrealistic deadlines for decision-making;
  Taking the lead in providing properly constructed recruitment and orientation for new directors that is comprehensive, formal and tailored, facilitated by the Company Secretary and Group HR Director; and ensuring that arrangements are put in place thereafter to enable directors thereafter to update the skills and knowledge they require in order to fulfil their role;
  Taking the lead in identifying and meeting the development needs of individual directors, with support provided by the Company Secretary. It is the responsibility of the Chairman to address the development needs of the board as a whole with a view to enhancing its overall effectiveness;
  Arranging for, and acting on the result of, the performance evaluation of the board, its committees and individual directors;
  Evaluating and appraising the performance of the Chief Executive regularly and conduct a formal review at least annually.
  Encouraging active engagement by all the members of the board.

Schedule 2: Obtaining professional advice

Subject to obtaining the prior agreement of:

(1)	either the Chairman or the Group Chief Executive; failing which

(2)	any two independent non-executive directors,

the directors of the Company may at any time, individually or collectively, consult the Company’s or other independent professional advisers at the Company’s expense in the furtherance of their duties as directors of the Company.

A record is kept of such agreement, including the names of the directors concerned, the names of the independent professional advisers whose advice was proposed to be sought, a brief summary of the subject matter and an estimate of the cost of obtaining such advice.

If the Group Chief Executive or two independent non-executive directors agree to the taking of such advice, they should forthwith notify the Chairman, unless it appeared to them that the particular circumstances made it inappropriate to do so.

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